NO ACT

PE
1-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010709

March 5, 2010

Received SEC
MAR 05 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/5/10

Scott A. Catlett
Yum! Brands, Inc.
P.O. Box 32220
Louisville, KY 40232-2220

Re: Yum! Brands, Inc.
Incoming letter dated January 12, 2010

Dear Mr. Catlett:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to Yum! Brands by Vicki Lee Martin. We also have received a letter from the proponent dated January 16, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Vicki Lee Martin

*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yum! Brands, Inc.
Incoming letter dated January 12, 2010

The proposal recommends that the board direct the company's management to verify the employment legitimacy of all future company workers "by both Social Security and Homeland Security E-Verify systems" and, when permitted by Congress, verify all current workers and immediately terminate any employees not in compliance.

There appears to be some basis for your view that Yum! Brands may exclude the proposal under rule 14a-8(i)(7), as relating to Yum! Brands' ordinary business operations. In this regard, we note that the proposal relates to the specific procedures Yum! Brands must use to verify the employment eligibility of its employees. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Yum! Brands omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Yum! Brands relies.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

16 January 2010

RECEIVED
2010 JAN 29 PM 12:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

*** FISMA & OMB Memorandum M-07-16 ***

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

100 F Street, NE

Washington, DC 20549

Dear Ladies and Gentlemen:

One objection to my proxy proposal is that it "interferes with ordinary daily business", ie. Rule 14a-8(i)(7). I apologize for not being clearer. I am not at all concerned about the ordinary business operations of YUM!. I am concerned about 1) my financial investment in YUM! and 2) the "good name" of the company. This "good name" or "good reputation" translates to consumer trust in YUM! products and "good citizenship" leading to consumers buying those products and YUM! becoming a world leader in the restaurant market.

I am concerned about those UNUSUAL DAYS when United States Immigration Customs Enforcement comes to call and arrest all employees not able to prove their legitimacy in the U.S. workforce. These events tend to be highly reported on the TV /radio news and print media leading to a loss of faith in the company involved. . .ie loss of reputation or "good name" and loss of market share.

ICE does not make daily raids. ICE does not make weekly raids. ICE visits are rare. My proxy is oriented to the unusual occurrence, one day in history perhaps, that ICE comes to arrest illegal workers. Like a conscientious student prepares to make a good showing at the final exam, my suggestion is to make a good showing of meticulous and conscientious employment procedures to government officials on that once ever day.

The second objection to my proxy is that it is "essentially implemented". YUM! now uses the easily counterfeited green cards and I-9 paper documents first implemented in the 1986 IRCA bill. This was before computers became widely used and before the Department of Homeland Security developed the easy, free, quick, 99.8% accurate program to identify illegal workers.

Companies such as Swift Meatpacking (the third largest beef producer) have learned to their horror how easily counterfeited the I-9 and "green cards" forms are. In December 2006 Immigration and Customs Enforcement arrested 1,282 illegal Swift workers. Of these, 65 were also charged with criminal violations regarding ID theft, re-entry after deportation, etc. Michael Chertoff, director of Homeland Security, said "we believe that genuine IDs of possibly hundreds of US citizens are being stolen or hijacked by criminal organizations and sold to illegal aliens in order to gain unlawful employment in this country". In Utah alone an estimated 50,000 Utah children are victims of illegal alien driven identity theft and that 1,626 employers were found to be paying salaries to the Social Security numbers of Utah children on public assistance under the age of 13. Some of these employers had more than one fraudulent employee. Assistant Secretary for Immigration and Customs Julie Myers called the growing use of fraudulent documents "a disturbing trend". Another disturbing trend is that of American workers suing the companies hiring illegal workers such as Hennegsen Egg and Swift Meatpacking.

The Federal Immigration and Naturalization Act, Section 8 states a person, business, group, etc "commits a federal felony when [they] assist an alien he or she should reasonably know is illegally in the U.S. by transporting, sheltering, or assisting to obtain employment." Management of YUM! already uses E-Verify in all South Carolina, Mississippi, and Arizona restaurants- --they should show good citizenship and good stewardship by protecting company assets with this free, easy, nearly perfect tool of E-Verify.

In summation, my concern is not with daily procedures but the unusual occurrence of an ICE arrest of employees. Secondly the E-Verify system has not been "substantially implemented"; it has not been implemented at all while the I-9 and green card documents are completely worthless. However, if E-Verify procedures are in effect it is very likely that that unusual day will never happen as there will be no reports of illegal workers for ICE to come and arrest.

Sincerely,



Vicki Lee Martin,



RECEIVED
2010 JAN 13 PM 4:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Yum! Brands, Inc.
PO Box 32220
Louisville, KY 40232-2220
Phone 502 874-1000
Fax 502 874-2454

January 12, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Vicki Martin

Dear Ladies and Gentlemen:

This letter is to inform you that, for the reasons set forth herein, YUM! Brands, Inc. ("Yum") intends to exclude from its proxy statement and form of proxy for its 2010 Annual Shareholders Meeting (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Vicki Martin (the "Proponent"). As required by Rule 14a-8(j), six (6) copies of this letter and its attachments are enclosed. A copy of this submission is simultaneously being provided to the Proponent as notice of Yum's intent to exclude the proposal from its 2010 Proxy Materials.

Yum intends to file its definitive 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than April 6, 2010. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Yum files its definitive 2010 Proxy Materials with the Commission.

BASES FOR EXCLUSION

1. The Proposal Has Been Substantially Implemented by Yum and May Therefore Be Excluded Under Rule 14a-8(i)(10).

A. Background

The Proponent submitted the Proposal by letter postmarked November 25, 2009. A copy of that letter, including the proposal, is attached hereto as Exhibit A.

The Proponent's Proposal requests the following:

Therefore Be It Resolved: That Yum! stockholders recommend that the Board direct management of Yum! Brands company and all subsidiaries to verify


A&W
ALL AMERICAN FOOD

KFC

LONG JOHN SILVER'S

Pizza Hut

TACO BELL

the employment legitimacy of all future Yum! workers by both Social Security and Homeland Security E-Verify systems. When permitted by Congress, Yum! will verify all current workers and immediately terminate any employees not in compliance. As more states require E-Verify Yum needs to demonstrate proactive "Corporate Responsibility" in following federal law.

Companies are permitted to exclude shareholder proposals from their proxy materials under Rule 14a-8(i)(10) if the company has "substantially implemented" the relevant proposal. *See* Release No. 34-39093 (Sept. 18, 1997). Prior to 1983, the Staff permitted exclusion of shareholder proposals under Rule 14a-8(c)(10), the predecessor to 14a-8(i)(10), only where the proposal had been fully effected. However, in 1983 the SEC announced an interpretive change to permit omission of proposals that had merely been "substantially implemented." *See* Securities Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"). As a result, it is no longer required that a proposal be fully effected in order to be excludable under Rule 14a-8(i)(10).

It should be noted that the Proponent submitted a nearly identical proposal for Yum's 2008 annual meeting. That proposal requested:

Therefore Be It Resolved: That YUM! stockholders recommend that the Board direct management of YUM! Brands company and all subsidiaries to verify the employment legitimacy of all future YUM! workers by both Social Security and Homeland Security E-Verify systems. When permitted by Homeland Security, YUM! will verify all current workers and immediately terminate any employees not in compliance.

The Commission concurred with Yum's exclusion of the Proponent's proposal under Rule 14a-8(i)(10) in 2008. *See Yum! Brands, Inc.* (avail. March 6, 2008). Yum believes the same result should follow in this instance.

The Commission also recently concurred in the exclusion of a nearly identical proposal regarding the verification of employment legitimacy in *Johnson & Johnson* (avail. Feb. 17, 2006). When compared to the circumstances in *Johnson & Johnson*, it is apparent that the facts and the proposal in this instance are remarkably similar, and the steps each company has taken are largely the same. In *Johnson & Johnson*, the Commission concurred in the exclusion of the proposal under Rule 14a-8(i)(10).

In addition, the Commission has consistently indicated that when a company can demonstrate that it has already adopted policies or taken actions that substantially implement the shareholder proposal, the proposal may be excluded pursuant to Rule 14a-8(i)(10). *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 18, 2005) (proposal requiring disclosure of the company's political contributions excludable where the board of directors had adopted a resolution calling for disclosure substantially similar to that prescribed by the proposal); *Intel Corp.* (avail. March 11, 2003) (proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution excludable as substantially implemented, although board policy that excepted certain awards from the policy); *The Gap, Inc.* (avail. March 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers excludable as substantially implemented even though the company's report did not provide all the information requested by the proposal); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal requesting a report to shareholders on Nordstrom's relationship with suppliers and a commitment to regular inspections excludable as substantially implemented because of existing company guidelines and a press release, even though the guidelines did not commit the company to conduct regular or random inspections to ensure compliance).

It is important to also note that the means of implementation is not determinative or whether a proposal has been "substantially implemented." As highlighted in *Intel Corp.* (avail. Feb. 14, 2005), where the Commission concurred that FASB's approval of Statement 123(R) had substantially implemented the shareholder's proposal, Rule 14a-8(i)(10) focuses not on the process but on the end result. And prior to *Intel*, the Commission stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 28, 1991). Put another way, a company may exclude a proposal under Rule 14a-8(i)(10) if that company satisfactorily addresses the underlying concerns of the proposal and has implemented the essential objective of the proposal, despite the fact that the manner by which a company implemented the proposal does not precisely mirror the actions sought by the proponent. *See also*, 1983 Release; *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006) (same proponent and nearly identical proposal); *Exxon Mobil Corporation* (avail. March 18, 2004) and *Xcel Energy, Inc.* (avail. Feb. 17, 2004) (proposals requesting that the board prepare a report explaining the company's response to climate changes and greenhouse gas emissions excludable where the company was already addressing the general issues identified in the proposal through various policies and reports); *The Talbots, Inc.* (avail. Apr. 5, 2002) (proposal requesting that company commit itself to implementation of a code of conduct based on International Labor Organization human rights standards excludable where the company had established and implemented its own business practice standards); *AMR Corporation* (avail. Apr. 17, 2000) (proposal requiring members of various board committees to be independent excludable where the company used a definition of independence different from that referenced in the supporting statement); *Masco Corporation* (avail. March 29, 1999) (proposal setting a standard for independence of the company's outside directors excludable where the company had adopted a standard that, unlike the proposal, provided that only material relationships with affiliates would affect a director's independence); *Erie Indemnity Company* (avail. March 15, 1999) (proposal banning board members from accepting gifts from officers excludable where the board had adopted a resolution with a similar effect).

B. Analysis

Yum believes the Proposal may be properly excluded from its 2010 Proxy Materials under Rule 14a-8(i)(10) because Yum has taken actions that substantially implement the Proposal.

As noted above, the Proposal would require Yum and its U.S. subsidiaries to verify the employment legitimacy of all current and future employees, and to immediately terminate any employee not authorized to work in the United States. Yum and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986 ("IRCA" or "Act"), 8 U.S.C. § 1324a. To do so, Yum and each of its U.S. subsidiaries must complete the U.S. Citizenship and Immigration Services Form I-9, the Employment Eligibility Verification Form, for each employee they hire, and must examine certain documents that establish the employee's eligibility to work in the United States. Yum and its U.S. subsidiaries are also required to retain the completed Form I-9 and allow inspection of such forms by several federal agencies, including Immigration and Customs Enforcement and the Department of Labor. Yum and its U.S. subsidiaries have complied with these obligations and have verified the employment eligibility of employees hired since the Act took effect. In addition, Yum verifies Social Security Numbers of all new hires via the Social Security Administration's Verification System. In the States of Arizona and Mississippi, where private employers are required to do so by state law, Yum verifies Social Security Numbers using the federal government's voluntary E-Verify program.

Yum and its U.S. subsidiaries have also implemented policies and procedures with respect to the termination of ineligible employees. Section 274A of the Immigration and Nationality Act ("INA"), 8 U.S.C. § 1324a, prohibits a U.S. employer from continuing to employ an individual when the employer knows the employee is or has become unauthorized with respect to such employment. Yum and its U.S. subsidiaries, in compliance with this law, terminate the employment of any individual who is found to be ineligible to work in the United States, regardless of whether they were hired before or after the IRCA's enactment.

The Proposal at issue would require Yum to verify the employment legitimacy of all future employees using the Social Security Administration's verification system and the voluntary E-Verify Program and "when permitted by Congress" to verify all current employees and immediately terminate any employee not authorized to work in the United States. Yum's and its U.S. subsidiaries' actions discussed above substantially implement the Proposal's request because Yum and its U.S. subsidiaries already verify employees' eligibility status and terminate ineligible employees.

Furthermore, the fact that the Proposal would require use of the E-Verify system nationwide, does not alter the "substantially implemented" analysis. E-Verify is a web-based program implemented by the federal government as an alternate means to verify employment eligibility of newly-hired employees. Although the States of Arizona and

Mississippi mandate its use for private employers, E-Verify is currently a voluntary program for private employers in a vast majority of the U.S. Under the facts at hand Yum's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 28, 1991).

In sum, Yum's policies and practices compare favorably with the objectives of the Proposal. Under Rule 14a-8(i)(10) and established precedent, including the *Yum* and *Johnson & Johnson* letters referred to above, Yum believes the Proposal is properly excludable from its 2010 Proxy Materials because the Proposal has been substantially implemented.

3. The Proposal Deals With an Ordinary Business Matter and May Therefore Be Excluded Under Rule 14a-8(i)(7).

A. Background

The Proponent's Proposal requests the following:

> *Therefore Be It Resolved: That Yum! stockholders recommend that the Board direct management of Yum! Brands company and all subsidiaries to verify the employment legitimacy of all future Yum! workers by both Social Security and Homeland Security E-Verify systems. When permitted by Congress, Yum! will verify all current workers and immediately terminate any employees not in compliance. As more states require E-Verify Yum needs to demonstrate proactive "Corporate Responsibility" in following federal law.*

B. Analysis

Yum believes the Proposal may be properly excluded from its 2010 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Yum's ordinary business operations.

A company may exclude a shareholder proposal from the company's proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. According to the Commission's Release No. 34-40018 (May 21, 1998) (the "1998 Release") accompanying the 1998 amendments to Rule 14a-8, the Commission indicated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The 1998 Release set forth two central considerations for the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." (Release No. 34-40018). In connection with the first consideration, the 1998 Release provided examples of matters the Commission considers to be ordinary business operations, including "management of the workforce, such as the hiring, promotion, and termination of employees." *Id.* The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Proposal at issue flies in the face of both of the central considerations underlying Rule 14a-8(i)(7).

(i) Employment Related Issues

a. Tasks Fundamental to Management's Ability to Run the Company

The Proposal at issue asks that Yum verify the employment status of future employees using the Social Security Administrations' verification system and the voluntary E-Verify Program and "when permitted by Congress" to verify all current employees and to terminate those employees found to be ineligible to work in the United States. This would mandate employment-related actions that are directly related to day-to-day workforce management. Yum believes that the Proposal is precisely the type of matter that the "ordinary business" exception in Rule 14a-8(i)(7) is intended to address. Furthermore, the Proposal clearly seeks to govern the "management of the workforce, such as the hiring, promotion, and termination of employees," which the Commission has indicated are "ordinary business" matters. *Id.*

The Proposal seeks to institute practices and procedures that, if implemented, would dictate operating procedures for hiring and terminating employees. The hiring, termination and retention of employees are routine matters normally left to the day-to-day managers of a corporation. When this issue was addressed in *Cracker Barrel Old Country Store, Inc.* (avail. Oct. 13, 1992), the Commission indicated that it would view proposals directed at a company's employment policies and practices with respect to its non-executive workforce as matters of the company's ordinary business operations.

More recently, the Commission also permitted exclusion of a proposal relating to succession planning for executives under Rule 14a-8(i)(7). *See Toll Brothers, Inc.* (avail. Jan. 2, 2008) and *Bank of America, Inc.* (avail. Jan. 4, 2008). In *The Coca-Cola Company* (avail. Jan. 3, 2008), the Commission permitted exclusion of a proposal relating to compensation focusing on the company's general workforce. The Commission also recently concurred with the exclusion of a proposal relating to the hiring or termination of executive employees under Rule 14a-8(i)(7). *See Willow Financial Bancorp, Inc.* (avail. Aug. 16, 2007). Yum believes that if succession planning for top executives, compensation of the general workforce and termination or hiring of top executives all can be considered matters of ordinary business, then hiring and firing of Yum's U.S. employees should be considered ordinary business as well.

The Commission has also consistently permitted exclusion of proposals relating to the relocation of jobs from the U.S. to other countries. The issues raised in those proposals are similar to those raised by the Proposal in this case. The Commission has permitted the exclusion of proposals concerning a company's decision to relocate jobs within the United States to overseas markets because the decision relates to the "management of the workforce." In *Bank of America, Inc.* (avail. Feb. 4, 2005), the proponent requested detailed disclosure concerning the "elimination of jobs within Bank of America and/or the relocation of U.S.-based jobs by Bank of America to foreign countries, as well as any planned jobs cuts or offshore relocation activities." The Commission found such proposal to concern issues of "management of the workforce" and therefore be excludable pursuant to Rule 14a-8(i)(7). In *International Business Machines Corporation* (avail. Feb. 3, 2004), a proposal requested that the board establish a policy that "employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Commission permitted exclusion of the proposal because it related to the company's "ordinary business operations (i.e., employment decisions and employee relations)." In *Allstate Corporation* (avail. Feb. 19, 2002), a proposal was excludable that requested the company to cease all operations in Mississippi. Allstate Corporation argued that it was a large insurer with thousands of employees, and that those were in the best position to determine whether to operate in a particular state. *See also*, *Capital One Financial Corporation* (avail. Feb. 3, 2005); *Mattel, Inc.* (avail. Feb. 4, 2005); *JPMorgan Chase & Co.* (avail. Feb. 4, 2005); and *Citigroup Inc.* (avail. Feb. 4, 2005) (proposals requesting information relating to the elimination of jobs and/or relocation of U.S.-based jobs to foreign countries excludable pursuant to Rule 14a-8(i)(7) as they related to "management of the workforce"). Similar to the foregoing letters, verification of employment legitimacy involves management of the workforce and employee staffing decisions. Management's expertise puts them in the best position to make such fundamental decisions, and those decisions should not be subject to direct shareholder oversight.

b. Matters of a Complex Nature

The personnel matters that would be impacted by the Proposal are not only fundamental to management's ability to operate Yum and its subsidiaries on a daily basis, but they are also complex matters which, in order to make an informed judgment, require a detailed understanding of Yum's businesses and the impact of state and local laws on Yum's and its subsidiaries' practices. It would be impractical, and would interfere with the conduct of Yum's and its subsidiaries' business, if shareholders, as a group, micro-managed such complex aspects of Yum's business and personnel decisions, or altered those operating procedures in the context of an annual shareholders meeting.

In addition to the language of the 1998 Release, the Commission has routinely permitted exclusion of proposals involving exceeding detail. In *Capital Cities/ABC, Inc.* (avail. Apr. 4, 1991), a proposal asking the company to disclose detailed equal employment opportunity data and describe affirmative action program was found excludable on appeal to the full Commission. In reversing the original finding, the Commission permitted exclusion because the proposal involved detailed information about the company's workforce and employment practices, and thus related to matters of ordinary business. *See also Wal-Mart Stores, Inc.* (avail. Apr. 10, 1991) (proposal seeking a detailed report on racial and gender composition of the company's workforce, affirmative action program and other similar programs excludable). In these examples, the Commission agreed that the proponents were seeking to micro-manage companies by probing too deeply into matters of a complex nature upon which shareholders, as a group, were not in a position to make an informed judgment.

In this case, Yum does not believe it would be appropriate for shareholders to mandate use of the E-Verify program in the states where its use is completely voluntary. Yum believes that complex decisions regarding operating procedures for the hiring and termination of employees are best left to management. Yum further believes that this Proposal, like those described above, seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Release No. 34-40018). The Proposal clearly seeks to impose "methods for implementing complex policies," which the Commission cited as part of the second consideration underlying the policy of the ordinary business exclusion. *Id.*

c. Significant Social Policy

Although the Proposal at issue relates to ordinary business matter, the 1998 Release indicates that fact alone does not conclusively establish that a company may exclude the proposal from its proxy materials. Instead proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues" are subject to a case-by-case analysis to determine whether no-action relief should be granted. *Id.*

Yum is not aware of any precedent indicating that the subject of this Proposal constitutes a sufficiently significant social policy issue, which would therefore be subject to the exception to the ordinary business matters exclusion. (Release No. 34-40018). Instead, the Commission has indicated that in such circumstances it will use a case-by-case analytical approach based on reasoned decisions. *Id.* Although Yum takes compliance with immigration laws seriously, Yum believes that the reasoned decision reached will be that the current Proposal does not raise a sufficiently significant social policy issue to merit an exception to the ordinary business matters exclusion under Rule 14a-8(i)(10). Because the Proposal addresses fundamental management of Yum's workforce, because it involves complex matters and exceeding detail, and because it does not raise a sufficiently significant social policy issue, the Proposal may be properly excluded from Yum's 2010 Proxy Materials under Rule 14a-8(i)(7).

(ii) Legal Compliance

Proposals attempting to govern business conduct involving internal operating policies, customer relations, legal compliance programs and the manner of legal compliance have also frequently been excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. The Commission has concurred in the exclusion of similar proposals as being part of a company's ordinary business operations. For example, in *Verizon Communications, Inc.* (avail. Jan. 7, 2008), the Commission permitted exclusion of a proposal relating to compliance with applicable laws in connection with installation and repair work by company employees under Rule 14a-8(i)(7) as ordinary business operations (i.e., general legal compliance program). Earlier, in *Humana Inc.* (avail. Feb. 25, 1998), a proposal requesting that the company's board of directors appoint a committee to oversee an anti-fraud compliance program was excluded from that company's proxy materials. The company argued that it was engaged in a regulated industry with compliance obligations relating to statutory and regulatory requirements, which all constituted ordinary business matters. There the Commission concurred that "the general conduct of a legal compliance program" is "directed at matters relating to the conduct of the company's ordinary business" operations and noted that the proposal and supporting statement did "not focus on any violations involving fraud by the company." *Humana Inc.* (avail. Feb. 25, 1998). The situation in *Humana* is similar to the one at issue here. The Proponent has requested that Yum do little more than comply with the law, and has not alleged any wrongdoing by Yum or its subsidiaries with regard to the hiring of ineligible employees. *See also Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting the board to appoint an independent shareholder committee to investigate possible corporate misconduct excludable on the basis that it related to the general conduct of a legal compliance program); and *Duke Power Company* (avail. March 7, 1988) (proposal regarding the preparation of a report detailing the company's environmental activities excludable as ordinary business operations (*i.e.*, compliance with governmental regulations relating to the environmental impact of power plant emissions)).

The Commission has also concurred with exclusions of compliance-type proposals even in circumstances where a company was alleged to have been involved in illegal activity. For example, in *Allstate Corporation* (avail. Feb. 16, 1999), a proposal sought, among other things, an independent shareholder committee to investigate and prepare a report on alleged illegal activities. The company argued that it was impractical to delegate to shareholders the responsibility to investigate and evaluate allegations of illegal activities and, more importantly, that management already did so on a day-to-day basis. The Commission concluded that the proposal was excludable under Rule 14a-8(i)(7), as the conduct of a legal compliance program properly fell within the company's ordinary business operations.

Other situations in which the Commission has permitted exclusion of proposals relating to legal compliance on the ordinary business execution of Rule 14a-8(i)(7) include, *Yahoo! Inc.* (avail. Apr. 5, 2007) (proposal requesting a report on Yahoo!'s rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures excludable as relating to Yahoo!'s ordinary business operations (i.e., evaluating the impact of expanded government regulation of the internet)); *Ford Motor Company* (avail. March 19, 2007) (proposal requiring appointment of independent legal advisory commission to investigate alleged violations of law excludable); *The AES Corporation* (avail. Jan. 9, 2007) (proposal to create board committee to monitor compliance with applicable laws excludable); *Microsoft Corporation* (September 29, 2006) (proposal requesting a report on the company's response to regulation of the Internet excludable because it related to the ordinary business operation of "evaluating the impact of expanded government regulation of the Internet"); *H&R Block Inc.* (avail. Aug. 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies excludable); *ConocoPhillips* (avail. Feb. 23, 2006) (proposal requesting board report on all potential legal liabilities alleged by proponent to have been omitted from a merger prospectus excludable); *Halliburton Company* (avail. March 10, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations excludable); *Monsanto Corp.* (avail. Nov. 3, 2005) (proposal establishing an ethics oversight committee excludable because it related to the "general conduct of a legal compliance program"); *Associates First Capital Corporation* (avail. Feb. 23, 1999) (proposal requested that board monitor and report on legal compliance of lending practices excludable); *Chrysler Corp.* (avail. Feb. 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders excludable); and *Citicorp* (avail. Jan. 9, 1998) (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities excludable).

The Proposal at issue essentially relates to Yum's and its subsidiaries' compliance with applicable law. The fear voiced by the Proponent is material financial damage to Yum resulting from failure to comply with applicable law. The development and implementation of policies and procedures to ensure compliance with applicable law in managing its personnel is an integral part of Yum's subsidiaries' day-to-day business operations. With operations in every state in the U.S., management of Yum and its subsidiaries is in the best position to determine how best to ensure compliance with applicable federal and state legal and regulatory requirements. The Proposal improperly seeks to subject this complex aspect of Yum's business operations to shareholder oversight.

In the present case, the essential objective of the Proposal is to ensure compliance with applicable law regarding unauthorized workers so as to avoid financial damage to Yum and its shareholders. Because it addresses the way Yum and its subsidiaries comply with or respond to governmental regulation, the proposal deals with a matter relating to ordinary business operations and therefore may be properly excluded from Yum's 2010 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, we respectfully request the concurrence of the Commission that the Proposal may be excluded from Yum's 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Yum also agrees to promptly forward to the Proponent any response from the Commission to this no-action request that the Commission transmits by facsimile to Yum only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (502) 874-8258.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,



Scott A. Catlett

cc: Vicki L. Martin

I:\GAYLE\2010 Proxy\No-Action Request re Vicki Martin Proposal - 2010 - final.doc

EXHIBIT A

25 November 2009

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary

Yum! Brands, Inc

1441 Gardiner Lane.

Louisville, KY. 40213

Dear Yum! Corporate Secretary,

Please find enclosed my 490 word shareholder proxy for the spring meeting.

I have held Yum! Since the spin-off from Pepsi and added more in 2005 as you will notice in my current H. Beck statement. I intend to keep my Yum! Investments, like my Pepsi stock, until well after 2010.

My financial advisor is Legacy Planning Group, Salt Lake City 1.866.282.1400 with H. Beck holding my stock shares 1.301.468.0100.

Sincerely,



Vicki Lee Martin

Proxy Suggestion From Vicki Lee Martin

The _New York Times_ reported (9/5/09) American unemployment for teens (25.5%), blacks (15.1%), American Hispanics (13.0%) with overall unemployment at 9.8%.

America has 15/20 million illegal aliens taking 1-10 million jobs, mainly low skill "entry level" positions. Third world economies have cheaper costs of living and salaries. In Mexico minimum DAILY wages equal about half American minimum HOURLY wages. Yearly American taxpayers pay $338 BILLION to just educate, medicate, and incarcerate illegal workers while these aliens send $80 Billion home.

The Department of Homeland Security developed E-Verify computer program for employers to verify legality of job applicants. This system is 99.8% accurate, fast, and free. It is required for all federal contractors/subcontractors.
Arizona, Mississippi, and South Carolina require all employers use E-Verify. Fifteen more states require E-Verify for government contractors/ subcontractors. E-Verify is pending in more states.

Both I-9 and "green card" documents filled out for foreign workers are easily counterfeited. Companies relying on them are imperiled by ICE raids arresting illegal workers. Henningsen Egg plant is being sued for wrongful termination by an irate worker discharged after nine years who is charging Henningsen knowingly recruited illegal workers and gave them preferential treatment. Time and money taken by this civil suit and new attention from ICE could have easily been avoided. The widow of a Houston, Texas police officer killed by an illegal alien may sue Houston, Houston Police Department and specific officials for wrongful death of her police officer husband.

The crime rate for illegal aliens is over double that of American citizens. The FBI estimates half of all criminal gang members are illegal aliens. All 9-11 terrorists were in violation of at least one immigration law according to the National Committee on Terrorist Attacks.

Yum! "takes very seriously our responsibility to our associates, our customers and the communities in which we do business". [Annual Report 2008 p.11] Good citizenship and corporate management require abiding by law. Good sense requires proactive protection of company assets, especially a good reputation.

Yum! "U.S. brands will be the first chains in the industry to post product calorie information on their respective menu boards. . .by 2011". [Yum Annual Report 2008] We Yum! Share holders would hate to see our company court-ordered to pay mega millions for the actions of an illegal worker--even one committing an unintentional crime like vehicular homicide with or without DUI. We shareholders would RESENT taking a major hit to our investments by a SWIFT action from ICE agents when it is easily prevented by meticulous hiring documentation.

Therefore Be It Resolved: That Yum! Stock holders recommend the Board direct management of Yum! Company and all subsidiaries to verify the employment legitimacy of all future Yum! workers by both Social Security and Homeland Security E-Verify systems. When permitted by Congress, Yum! will verify all current workers and immediately terminate any employees not in compliance. As more states require E-Verify Yum! needs to demonstrate proactive "Corporate Responsibility" in following federal law.

Sincerely,
Vicki Martin, Shareholder